UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2005

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

May 4th, 2005

1st Quarter 2005

Preliminary Earnings Commentary

(KSE: 030200 / NYSE: KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of March 31, 2005 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of March 31, 2005 will be filed with the Korea Financial Supervisory Commission in May 14, 2005.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel: 82-31-727-0931~4
Fax: 82-31-727-0949
E-mail: takim@kt.co.kr

Disclaimer
1. Financial Highlights
A. Summary of Income Statement
B. Summary of Balance Sheet
2. Operating Results
A. Internet Revenue
B. Data Revenue
C. Telephone Revenue
D. LM(Land to Mobile Interconnection Revenue
E. Wireless Revenue
F. Operating Expenses
G. Non-operating Income
H. Non-operating Expenses
Appendix 1: Factsheet
SIGNATURES

1. Financial Highlights

A. Summary of Income Statement

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Operating revenue	2,977.7	2,871.2	106.5	3.7%	3,024.7	-47.0	-1.6%
Internet access	645.3	629.1	16.2	2.6%	599.7	45.7	7.6%
Internet application	60.4	50.3	10.1	20.1%	34.5	25.9	75.3%
Data	339.2	339.4	-0.2	-0.1%	330.0	9.2	2.8%
Telephone	1,100.8	1,111.8	-11.0	-1.0%	1,133.9	-33.1	-2.9%
LM	427.7	446.3	-18.6	-4.2%	493.4	-65.7	-13.3%
Wireless	328.6	193.3	135.3	70.0%	354.3	-25.7	-7.3%
Satellite	28.1	29.3	-1.1	-3.8%	30.7	-2.6	-8.4%
Real estate	19.0	20.0	-1.0	-5.0%	11.5	7.5	65.1%
Others	28.6	51.8	-23.2	-44.8%	36.8	-8.2	-22.3%
SI	32.3	48.9	-16.6	-34.0%	39.2	-6.9	-17.7%
Operating expenses	2,368.3	2,583.9	-215.6	-8.3%	2,273.4	94.9	4.2%
Labor	631.2	572.7	58.6	10.2%	578.8	52.5	9.1%
Commissions	152.3	174.8	-22.5	-12.8%	150.4	2.0	1.3%
Sales commission	95.0	68.2	26.8	39.4%	33.5	61.5	183.7%
Sales promotion	68.4	105.7	-37.3	-35.3%	77.9	-9.5	-12.2%
Advertising	29.7	37.8	-8.2	-21.6%	25.9	3.7	14.4%
Provision for doubtful accounts	16.3	100.7	-84.4	-83.8%	39.2	-22.8	-58.3%
Depreciation	492.8	628.7	-135.8	-21.6%	557.4	-64.6	-11.6%
Repairs & maintenance	47.9	102.8	-54.9	-53.4%	37.9	10.0	26.5%
Cost of goods sold	192.8	77.5	115.3	148.9%	215.7	-22.9	-10.6%
Cost of service provided	438.6	473.8	-35.2	-7.4%	398.7	39.9	10.0%
R&D	52.8	85.9	-33.1	-38.5%	45.8	7.0	15.3%
Others	150.4	155.4	-5.0	-3.2%	112.3	38.0	33.8%
Operating income	609.4	287.2	322.2	112.2%	751.3	-141.9	-18.9%
Operating margin	20.5%	10.0%	10.5% P		24.8%	-4.4% P
EBITDA(1)	1,102.3	915.9	186.3	20.3%	1,308.7	-206.4	-15.8%
EBITDA margin	37.0%	31.9%	5.1% P		43.3%	-6.2% P
Non-operating income	200.2	659.6	-459.4	-69.6%	205.5	-5.3	-2.6%
Non-operating expenses	264.7	389.8	-125.1	-32.1%	391.5	-126.9	-32.4%
Ordinary income	545.0	557.1	-12.1	-2.2%	565.3	-20.3	-3.6%
Income tax expenses	180.2	160.9	19.3	12.0%	223.8	-43.6	-19.5%
Effective tax rate	33.1%	28.9%	4.2% P		39.6%	-6.5% P
Net income	364.8	396.2	-31.4	-7.9%	341.5	23.3	6.8%
EPS (won)(2)	1,731	1,880	-149	-7.9%	1,620	111	6.9%

1)	EBITDA = Operating income + Depreciation

2)	We have settled an issue of dilution since stock exchange option of domestic EB has been terminated as of April 25, 2005. Thus, we will disclose simple EPS number from this quarter.

Revenue

–	Revenue increased compared to the previous quarter due to growth in the number of broadband and PCS resale subscribers

–	Revenue decreased compared to the corresponding period of 2004

•	Decreased in the number of PCS resale subscribers which represents less net additions compared to the first quarter of 2004, the first phase of the MNP system

•	Lowering of land-to-mobile tariff, starting from September 1 2004

Operating income

–	Operating income increased by 322.2 billion won from the previous quarter, but decreased compared to the first quarter of 2004 due to increase in sales commission and labor expenses (cf. operating expenses section for details)

Net income

–	Although operating income decreased, net income increased compared to the corresponding period of 2004 due to increase in gain on equity method caused by better operating performance by our subsidiaries.

B. Summary of Balance Sheet

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Total assets	19,007.1	20,114.0	-1,107.0	-5.5%	19,304.0	-296.9	-1.5%
Current assets	4,614.9	5,295.7	-680.8	-12.9%	3,537.4	1,077.5	30.5%
Quick assets	4,470.8	5,195.0	-724.2	-13.9%	3,434.2	1,036.6	30.2%
- Cash & Cash equivalents	2,010.3	3,126.2	-1,115.9	-35.7%	1,111.4	898.8	80.9%
Inventories	144.1	100.7	43.4	43.1%	103.2	40.9	39.6%
Non-current assets	14,392.2	14,818.4	-426.2	-2.9%	15,766.6	-1,374.4	-8.7%
Investments	3,565.2	3,882.2	-317.0	-8.2%	4,668.2	-1,103.0	-23.6%
- KTF shares	2,393.6	2,428.1	-34.4	-1.4%	2,567.9	-174.3	-6.8%
- Deferred income tax assets	0.0	250.7	-250.7	N/A	336.6	-336.6	N/A
- Long-term loans	406.3	443.2	-36.9	-8.3%	558.0	-151.6	-27.2%
- Others	765.2	760.3	4.9	0.6%	1,205.7	-440.6	-36.5%
Tangible assets	10,417.9	10,637.1	-219.1	-2.1%	10,861.9	-443.9	-4.1%
Intangible assets	409.1	299.1	110.0	36.8%	236.5	172.6	73.0%
Total liabilities	11,621.2	12,667.5	-1,046.3	-8.3%	12,563.2	-941.9	-7.5%
Current liabilities	4,916.0	6,144.0	-1,228.1	-20.0%	3,386.3	1,529.7	45.2%
Interest-bearing debts	2,688.4	3,995.9	-1,307.5	-32.7%	1,208.6	1,479.8	122.4%
Accounts payable	551.4	683.5	-132.2	-19.3%	629.9	-78.5	-12.5%
Others	1,676.2	1,464.6	211.6	14.4%	1,547.8	128.4	8.3%
Long-term liabilities	6,705.2	6,523.5	181.8	2.8%	9,176.9	-2,471.7	-26.9%
Interest-bearing debts	5,160.2	5,038.8	121.4	2.4%	7,580.5	-2,420.3	-31.9%
Installation deposit	1,051.5	1,087.3	-35.8	-3.3%	1,195.5	-144.0	-12.0%
Others	493.5	397.4	96.1	24.2%	400.8	92.7	23.1%
Total shareholders’ equity	7,385.9	7,446.5	-60.7	-0.8%	6,740.8	645.0	9.6%
Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
Retained earnings	8,342.4	8,399.1	-56.7	-0.7%	7,695.9	646.6	8.4%
Capital adjustments	-3,957.8	-3,953.9	-3.9	N/A	-3,956.3	-1.5	N/A
Treasury stock	-3,962.6	-3,962.6	0.0	N/A	-3,962.6	0.0	N/A
Gain (loss) on valuation of investment securities	1.6	3.1	-1.5	-48.0%	-22.6	24.2	N/A
Others	3.1	5.6	-2.5	-44.1%	28.8	-25.7	-89.1%
Total interest-bearing debt	7,848.6	9,034.7	-1,186.1	-13.1%	8,789.2	-940.6	-10.7%
Net debt	5,838.6	5,908.5	-70.2	-1.2%	7,677.7	-1,839.4	-24.0%
Net debt / Total shareholders’ equity	79.0%	79.3%	-0.3%P		113.9%	-34.9%P

Assets

–	KRW 19,007.1 billion, decrease of 1,107.0 billion from the previous quarter

•	Current assets decreased due to redemption of USD denominated EB and BW in January 2005.

•	In accordance with amended corporate accounting standards, enterprises should classify and recognize deferred tax assets/liabilities in current or non-current portion. For this reason, KT recognized deferred tax assets of 210.5 billion won as quick assets and deferred tax liabilities of 39.3 billion won as long-term liabilities.

Liabilities

–	KRW 11,621.2 billion, decrease of 1,046.3 billion from the previous quarter

•	Current liabilities decreased due to redemption of USD denominated EB and BW and reduction in account payable.

•	Long-term liabilities increased due to our issuing of long-term bonds. This issuance was an effort to improve our debt structure through lengthening the average time of maturity and redemption of USD denominated EB and BW in January 2005.

Shareholders’ Equity

–	KRW 7,385.9 billion, decrease of 60.7 billion from the previous quarter

•	Net income of 364.8 billion won was offset by the annual dividend payment of 421.5 billion won to result in a decrease of shareholders’ equity

2. Operating Results

A. Internet Revenue

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Internet access	645.3	629.1	16.2	2.6%	599.7	45.7	7.6%
Broadband	568.8	558.9	9.9	1.8%	524.9	43.9	8.4%
Megapass	537.3	529.4	7.9	1.5%	509.1	28.1	5.5%
Nespot	31.5	29.5	2.0	6.8%	15.8	15.7	99.8%
Kornet	75.8	69.3	6.5	9.4%	72.9	2.9	4.0%
Others	0.8	0.9	-0.1	-13.3%	1.9	-1.1	-59.1%
Internet application	60.4	50.3	10.1	20.1%	34.5	25.9	75.3%
IDC	30.8	25.3	5.5	21.8%	15.7	15.1	96.6%
Bizmeka	15.3	12.9	2.5	19.0%	8.8	6.5	73.7%
Others	14.3	12.2	2.1	17.5%	10.0	4.3	43.3%

Internet access revenue continued its increasing trend, topping the first and fourth quarter of 2004. This can be explained by an increase in the number of Megapass subscribers boosted by VDSL and Ntopia.

Internet application revenue increased compared to the first and fourth quarter of 2004. Higher demand for IDC (Internet Data Center) servers and increasing number of Bizmeka subscribers attributed to an increase in revenue.

B. Data Revenue

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Data	339.2	339.4	-0.2	-0.1%	330.0	9.2	2.8%
Leased line	296.0	294.1	1.9	0.7%	284.9	11.1	3.9%
Local	126.5	126.8	-0.2	-0.2%	112.0	14.6	13.0%
Domestic long distance	89.5	85.5	4.0	4.6%	95.5	-6.0	-6.3%
International long distance	4.8	4.6	0.1	2.6%	4.5	0.2	4.6%
Broadcasting & others	75.2	77.2	-1.9	-2.5%	72.9	2.3	3.2%
Other data	43.2	45.3	-2.1	-4.6%	45.1	-1.9	-4.2%
Packet data	4.0	4.4	-0.4	-9.5%	6.0	-2.1	-34.0%
National network ATM	23.1	21.3	1.8	8.3%	22.2	0.9	4.1%
Others	16.1	19.6	-3.4	-17.6%	16.9	-0.8	-4.5%

Leased line revenue is increased compared to the previous quarter due to an acquisition of KTF network. In addition, leased line subscribers made a request for replacing DLD leased lines with local leased line as they changed their network structure. Thus, local leased line revenue increased compared to the corresponding period of 2004 while DLD leased line revenue decreased.

Broadcasting and others decreased compared to the fourth quarter of 2004 due to drop in demand of leased lines by broadcasting service providers whose usage was high at the end of the year.

C. Telephone Revenue

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Telephone revenue	1,100.8	1,111.8	-11.0	-1.0%	1,133.9	-33.1	-2.9%
Subscriber connection	349.3	394.1	-44.8	-11.4%	343.9	5.4	1.6%
Subscription fee	18.5	17.0	1.6	9.2%	21.7	-3.2	-14.8%
Basic monthly fee	281.9	282.4	-0.5	-0.2%	285.5	-3.6	-1.3%
Installation	9.4	10.2	-0.8	-7.7%	10.6	-1.2	-11.4%
Interconnection	39.5	84.5	-45.1	-53.3%	26.0	13.5	51.7%
Local	277.5	270.1	7.4	2.7%	301.4	-23.9	-7.9%
Usage	200.2	205.3	-5.1	-2.5%	227.3	-27.1	-11.9%
Interconnection	32.6	23.4	9.2	39.5%	35.1	-2.5	-7.2%
Others	44.7	41.4	3.3	8.0%	38.9	5.7	14.7%
Domestic long distance	196.8	180.3	16.4	9.1%	227.8	-31.0	-13.6%
Usage	189.4	196.5	-7.1	-3.6%	212.9	-23.5	-11.0%
Interconnection	7.0	-16.5	23.5	N/A	14.5	-7.5	-51.7%
Others	0.3	0.4	0.0	-7.3%	0.3	0.0	-3.7%
International long distance	57.5	61.6	-4.1	-6.7%	64.3	-6.8	-10.6%
International settlement	36.8	44.5	-7.7	-17.2%	36.2	0.6	1.7%
VoIP	4.7	4.1	0.6	13.7%	3.8	0.9	23.4%
VAS	86.1	88.5	-2.5	-2.8%	86.2	-0.1	-0.2%
Public telephone	10.1	11.1	-1.0	-8.7%	14.6	-4.5	-30.9%
114 phone directory service	29.8	31.6	-1.8	-5.7%	35.1	-5.3	-15.0%
Others	52.2	25.8	26.4	102.1%	20.6	31.6	153.7%

Although telephone revenue decreased as the number of subscribers fell and overall decline in traffic volume, increase sales of Ann handsets (4.8 billion won in 4Q 2004 à 27.9 billion won in 1Q 2005) substantially subsided the decreasing rate.

In the first quarter of 2005, we saw a decrease in subscriber interconnection while increases in local and domestic long distance interconnection compared to the previous quarter. This is mainly due to changes in interconnection rate for each network component in September 2004.

<Interconnection Rate Applied>

	Subscriber	Local		DLD	DLD
(Won/Min)	Lines	Exchange	OX	Exchange	Inter-office	Remark
2003 (2003.1.1 ~ 2004.8.31)	6.12	5.19	2.28	1.30	2.81	Applying 2004 1Q rate
2004 (2004.9.1 ~ 2004.12.31)	10.49	5.73	0.58	1.04	1.63	Applying 2004 4Q rate
2005 (2005.1.1 ~ 2005.12.31)	10.66	5.83	0.59	1.06	1.65	Applying 2005 1Q rate
Revenue recognition	Subscriber	Local	Local / DLD		DLD	Interconnection

D. LM (Land to Mobile) Interconnection Revenue

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
LM revenue	427.7	446.3	-18.6	-4.2%	493.4	-65.7	-13.3%
LM interconnection cost	214.0	241.3	-27.3	-11.3%	224.7	-10.7	-4.8%

LM revenue fell. Main factors were the 2.2% tariff cut in effect as of September 1, 2004 coupled with the offering of 5 minute free call per month until November 2005. LM interconnection cost also decreased mainly due to drop in traffic volume and the interconnection rate cut.

E. Wireless Revenue

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Wireless revenue	328.6	193.3	135.3	70.0%	354.3	-25.7	-7.3%
PCS resale	311.4	190.1	121.3	63.8%	353.1	-41.7	-11.8%
PCS service	202.8	186.1	16.6	8.9%	163.6	39.2	24.0%
Handset sales	108.6	3.9	104.7	2664.7%	189.5	-80.9	-42.7%
Others	17.2	3.3	14.0	428.6%	1.2	16.0	1303.7%

Wireless revenue increased compared to the previous quarter of 2004. This can be explained by overall increase in the number of subscribers (net addition of 243,000 in 1Q 2005, 8,000 in 4Q 2004), usage and handset sales. PCS service revenue continuously increased compared to the first and fourth quarter of 2004 as subscriber base expanded.

F. Operating Expenses

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Labor	631.2	572.7	58.6	10.2%	578.8	52.5	9.1%
Salaries & wages	421.6	411.8	9.8	2.4%	402.0	19.6	4.9%
Employee benefits	104.2	116.1	-12.0	-10.3%	105.6	-1.5	-1.4%
Provision for retirement	105.5	44.7	60.7	135.8%	71.2	34.3	48.2%
Commissions	152.3	174.8	-22.5	-12.8%	150.4	2.0	1.3%
Marketing expenses	193.1	211.7	-18.6	-8.8%	137.3	55.7	40.6%
Sales commission	95.0	68.2	26.8	39.4%	33.5	61.5	183.7%
Sales promotion	68.4	105.7	-37.3	-35.3%	77.9	-9.5	-12.2%
Advertising	29.7	37.8	-8.2	-21.6%	25.9	3.7	14.4%
Provision for doubtful accounts	16.3	100.7	-84.4	-83.8%	39.2	-22.8	-58.3%
Depreciation	492.8	628.7	-135.8	-21.6%	557.4	-64.6	-11.6%
Repairs and Maintenance	47.9	102.8	-54.9	-53.4%	37.9	10.0	26.5%
Cost of goods sold	192.8	77.5	115.3	148.9%	215.7	-22.9	-10.6%
PCS handset cost	130.9	43.8	87.2	199.1%	212.0	-81.1	-38.3%
PDA, WLAN card, others	61.9	33.7	28.2	83.6%	3.6	58.3	1610.1%
Cost of service provided	438.6	473.8	-35.2	-7.4%	398.7	39.9	10.0%
Cost of service	184.6	182.1	2.5	1.4%	133.1	51.5	38.7%
PCS resale network cost to KTF	89.5	68.2	21.3	31.3%	64.0	25.5	39.8%
SI service cost	32.6	56.2	-23.6	-42.0%	40.2	-7.6	-18.9%
Others	62.5	57.7	4.8	8.3%	28.9	33.6	116.1%
International settlement cost	39.9	50.4	-10.5	-20.8%	40.8	-0.9	-2.1%
LM interconnection cost	214.0	241.3	-27.3	-11.3%	224.7	-10.7	-4.8%
R&D	52.8	85.9	-33.1	-38.5%	45.8	7.0	15.3%
Others	150.4	155.4	-5.0	-3.2%	112.3	38.0	33.8%
*CAPEX	428.8	600.2	-171.4	-28.6%	192.6	236.2	122.6%

Increase in labor cost was mainly caused by temporary increase in provision for retirement. We set up provision for retirement based on cash payment of average salary and the length of working period. In the first quarter of 2005, according to our adjustment on bonus payment schedule, bonus was paid in March instead of April. Thus, it resulted in an increase in average labor cost temporarily, but we expect that the cost will decrease in the second quarter.

Commissions decreased compared to the previous quarter due to a decrease in commissions to 114 Phone directory, KT Linkus(Public phone) and collection agencies.

Sales commission increased mainly due to efforts to expand outside sales channels for enhanced and diversified marketing activities, and temporary rehiring of ex-employee as sales agent for 1 year.

Sales promotion decreased due to replacing internal employee sales by external sales channels.

Depreciation decreased as depreciable assets are reduced.

Cost of goods sold increased compared to the previous quarter. This was mainly due to a rise in handset sales.

Cost of service provided: See page 6 for details

G. Non-operating Income

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Non-operating income	200.2	659.6	-459.4	-69.6%	205.5	-5.3	-2.6%
Gains on disposition of investments	2.6	7.8	-5.2	-66.1%	29.3	-26.7	-91.0%
Interest income	21.1	36.5	-15.4	-42.2%	17.1	4.0	23.5%
FX transaction gain	9.4	7.7	1.7	21.9%	1.3	8.1	612.9%
FX translation gain	33.9	513.8	-479.9	-93.4%	60.7	-26.8	-44.1%
USO fund	20.3	62.3	-42.0	-67.4%	14.5	5.8	40.2%
Gain on equity method	32.2	0.0	32.2	N/A	0.0	32.2	N/A
Others	80.6	31.5	49.1	155.9%	82.6	-2.0	-2.4%

Decrease in non-operating income was due to a drop in FX translation gain caused by relatively stable exchange rate.

As of March 2005, our foreign currency net debt exposure (total borrowings in foreign currency of US$1,611 million — total foreign currency deposit of US$28 million) stood at US$1,584 million. The US$ depreciated by 19.5 won (1,043 won per dollar at the end of December 2004 à 1,024 won per dollar at the end of March 2005), resulting in an FX translation gain of 33.9 billion won and an FX translation loss of 5.9 billion won.

Gain on equity method occurred due to decrease in goodwill amortization regarding Hansol M.com acquisition in year 2000, and better operating performance by our subsidiaries, mainly KTF.

USO compensation for the fourth quarter of 2004 included any underestimated amount from the previous quarters; thus, it largely decreased in this quarter.

<Equity Method>

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Gain on equity method	32.2	0.0	32.2	N/A	0.0	32.2	N/A
Loss on equity method	13.9	40.5	-26.6	-0.7	79.5	-65.6	-0.8
Gain or loss on equity method	18.4	-40.5	58.9	N/A	-79.5	97.9	N/A

Gain or loss on equity method
Gain or loss from KTF	62.2	46.0	16.2	0.4	22.9	39.3	1.7
Amortization on goodwill from KTF	-45.6	-48.8	3.2	N/A	-89.9	44.3	N/A
Other subsidiaries	1.8	-37.7	39.5	N/A	-12.5	14.3	N/A

<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

	2005	2004	2005 1Q / 2004 4Q		2004	2005 1Q / 2004 1Q
(KRW bn)	1Q	4Q	amount	Δ %	1Q	amount	Δ %
Non-operating expenses	264.7	389.8	-125.1	-32.1%	391.5	-126.9	-32.4%
Interest expense	113.2	114.1	-0.9	-0.8%	107.2	6.0	5.6%
FX transaction loss	6.0	16.2	-10.1	-62.7%	3.0	3.1	103.5%
FX translation loss	5.9	54.3	-48.4	-89.2%	9.3	-3.4	-36.7%
Loss on equity method	13.9	40.5	-26.6	-65.7%	79.5	-65.6	-82.5%
Loss on disposition of fixed assets	8.1	26.2	-18.2	-69.3%	8.9	-0.8	-9.3%
Others	117.6	138.5	-20.9	-15.1%	183.7	-66.1	-36.0%

FX translation loss decreased as the exchange rate has been stabilized.

Gain or loss on equity method is recognized as gain on equity method and loss on equity method separately, not in net amount because of changes in KGAAP. Loss on equity method occurred due to weak results of KTH and other subsidiaries.

Others include donations of 22.8 billion won, contribution payments for research and development of 20.1 billion won, loss on transaction of interest rate foreign currency swap, loss on valuation of interest rate swap and miscellaneous loss.

Appendix 1: Factsheet

Broadband

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05
Broadband Subs	5,589,058	5,759,256	5,900,038	6,005,215	6,077,694	6,087,593	6,107,271	6,133,293
Net Addition	196,257	52,457	43,878	29,689	12,372	9,899	19,678	26,022
Megapass Lite	4,580,586	4,721,791	4,820,853	4,875,433	4,888,980	4,876,437	4,868,216	4,862,075
Megapass Premium	671,889	659,448	664,155	664,441	662,841	668,649	677,503	688,997
Megapass Special (1)	1,631	1,900	2,149	2,338	2,765	3,144	4,111	4,970
Megapass Ntopia	334,952	376,117	412,881	463,003	523,108	539,363	557,441	577,251
Broadband M/S
KT	50.0%	50.4%	50.8%	50.9%	51.0%	51.0%	50.9%	50.7%
Hanaro	24.4%	24.0%	23.9%	23.6%	23.1%	22.8%	22.7%	22.7%
Thrunet	11.6%	11.3%	11.1%	10.9%	10.8%	10.7%	10.7%	10.6%
Others	14.0%	14.3%	14.2%	14.6%	15.1%	15.5%	15.7%	16.0%

WLAN

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05
WLAN Subs	344,210	364,235	387,208	403,901	418,451	426,165	432,609	455,958
NESPOT Family	215,475	231,974	239,607	240,013	238,526	239,967	241,557	243,902
NESPOT Solo	17,504	23,969	27,401	29,031	29,914	30,357	30,973	32,189
NESPOT Pop	103,469	100,176	109,452	117,877	131,882	136,805	141,026	154,364
NESPOT Biz	7,762	8,116	10,748	16,980	18,129	19,036	19,053	25,503

Leased Lines

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05
Leased Lines	454,281	441,986	433,055	428,897	426,633	475,496	423,854
Local leased line	413,691	402,770	395,489	391,921	390,085	434,256	387,896
DLD leased line	40,374	38,982	37,250	36,676	36,233	40,935	35,656
International leased line	110	114	112	113	110	106	103
Broadcasting leased line	106	120	204	187	205	199	199
Internet Leased Lines	43,207	40,634	37,413	38,084	38,775	39,101	39,081	39,603
Leased Line M/S	69.4%	69.0%	68.4%	68.0%	67.6%	67.4%	67.3%

Fixed-line

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05
Fixed-line Subs (’000)	21,841	21,559	21,443	21,309	21,091	21,086	21,100	21,107
Residential users (%)	72%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	72%	72%	72%	72%	72%	72%	72%	72%
Caller ID Users (’000)	3,230	3,385	3,582	3,983	4,043	4,162	4,060	4,057
VAS users (’000)	9,113	12,364	12,495	12,818	12,803	12,869	12,947	13,109

Fixed-line M/S

Local M/S (subscriber base)	95.6%	95.4%	95.1%	94.5%	93.8%	93.8%	93.8%	93.8%
DLD (revenue base) (3)	84.1%	84.3%	84.4%	84.3%	83.7%	83.1%	83.7%
ILD (revenue base) (4)	49.8%	48.0%	46.8%	46.0%	45.1%	44.8%	45.5%

Reference Data

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Jan-05	Feb-05	Mar-05
Population (’000)	47,925	48,199	48,199	48,199	48,199	48,294	48,294	48,294
Number of Household	15,297	15,538	15,538	15,538	15,538	15,789	15,789	15,789

Company data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office

*	Broadband ARPU: excluding revenue from WLAN

(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.

(2)	The number of VDSL technology applied subscribers among Megapass service

(3)	Special telecom service providers are included in DLD M/S calculation.

(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2005

KT Corporation
By:	/s/ Wha Joon Cho
	Name:	Wha Joon Cho
	Title:	Managing Director